November 19, 2018

Brian Smith
Vice President and Chief Financial Officer
BP CAPITAL MARKETS AMERICA INC
501 Westlake Park Boulevard
Houston, TX 77079

       Re: BP CAPITAL MARKETS AMERICA INC
           Registration Statement on Form F-4
           Filed November 14, 2018
           File No. 333-228369

Dear Mr. Smith :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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